Health Assurance Acquisition Corp.

20 University Road

Cambridge, Massachusetts 02138

August 23, 2022

VIA EDGAR

Howard Efron

Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Health Assurance Acquisition Corp. Form 10-K for the year ended December 31, 2021 Filed March 30, 2022 File No. 001-39702

To Whom it May Concern:

This letter sets forth the response of Health Assurance Acquisition Corp. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated August 12, 2022, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 30, 2022, File No. 001-39702 (the “Annual Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and confirms that the sponsor is not controlled by and does not have substantial ties with any non-U.S. person.

Mark Allen

Health Assurance Acquisition Corp.

August 12, 2022

2.	We note that your certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. In response to the comment, the Company is concurrently with this letter publicly filing an abbreviated amendment to the Annual Report consisting of a cover page, explanatory note, signature page, and the certifications as Exhibits 31.1 and 31.2, which include only paragraphs 1, 2, 4, and 5.

We hope that the foregoing has been responsive to the Staff’s comments. If any additional supplemental information is required by the Staff or if you have any questions with respect to the foregoing, please contact Aslam Rawoof of Kirkland & Ellis LLP at 212-909-3044 or Christian Nagler of Kirkland & Ellis LLP at 212-446-4660.

Sincerely,

Health Assurance Acquisition Corp.

By:	/s/ Mark Allen
Name:	Mark Allen
Title:	Chief Financial Officer

cc:   Christian Nagler

Aslam Rawoof

Kirkland & Ellis LLP

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